VANGUARD DIVERSIFIED EQUITY FUND SPECIAL SERVICE AGREEMENT

         AGREEMENT, made as of this 18th day of March, 2005, between VANGUARD TRUSTEES' EQUITY FUNDS, a Delaware statutory trust (the "Trust"), and THE VANGUARD GROUP, INC., a Pennsylvania corporation ("Vanguard").

         WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940;

         WHEREAS, the Trust offers several series, including the following:
o        Vanguard Diversified Equity Fund (the "Fund");

         WHEREAS, the Fund employs a "fund of funds" investment strategy by investing in other registered investment companies managed or administered by Vanguard;

         WHEREAS, Vanguard provides management, administrative, transfer agency, dividend disbursing, investment advisory and other services to the Fund and certain other registered investment companies pursuant to a written agreement, which agreement may be amended from time to time, the current version being the Fourth Amended and Restated Funds' Service Agreement, dated June 15, 2001 (the "Funds' Service Agreement");

         WHEREAS, the Trust wishes to retain Vanguard to render to the Fund the services described in the preceding paragraph on slightly different terms than provided for in the Funds' Service Agreement, and Vanguard is willing to render such services on those terms; and

         WHEREAS, more than two-thirds of the registered investment companies that are parties to the Funds' Service Agreement have agreed that Vanguard may enter this Agreement with the Fund;

         NOW, THEREFORE, in consideration of the premises and mutual promises hereinafter set forth, the parties hereto agree as follows:

         1. In consideration for the services provided to the Fund by Vanguard pursuant to the Funds' Service Agreement, Vanguard shall be entitled to receive from the Fund the out-of-pocket, incremental costs Vanguard incurs in providing such services.

         2. Notwithstanding anything in the Funds' Service Agreement to the contrary, the Fund:

(a) shall not be obligated or permitted to make a capital contribution or to acquire shares of Vanguard pursuant to Part I of the Funds' Service Agreement, except to the extent that the Fund's assets are not invested in shares of other Vanguard funds;

(b) shall not be allocated, or obligated to pay, any portion of the expenses of Vanguard pursuant to Section 3.2 of the Funds' Service Agreement, except as set forth in Section 1 of this Agreement or as otherwise determined by the Board of
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                  Directors of Vanguard pursuant to Section 3.2(A)(4) of the
                  Funds' Service Agreement; and

(c) may have the expenses the Fund would otherwise bear pursuant to Section 1 of this Agreement and Section 2.1 of the Funds' Service Agreement reduced or eliminated by the savings that accrue to the benefit of the Vanguard funds by virtue of the operation of the Fund.

         3. Except as provided above, the parties agree that the Fund shall be subject to all the provisions of the Funds' Service Agreement.


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed this 18th day of March, 2005.

                                       VANGUARD TRUSTEES' EQUITY FUNDS



                                    By __/s/_John J. Brennan_______________
                                               John J. Brennan
                                            Chairman and Chief Executive Officer


                                       THE VANGUARD GROUP, INC.



                                    By __/s/_John J. Brennan_______________
                                               John J. Brennan
                                            Chairman and Chief Executive Officer
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